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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 6

Tender Offer Statement under Section 14 (d)(1) or 13 (e)(1)
of the Securities Exchange Act of 1934

Oregon Steel Mills, Inc.
(Name of Subject Company (Issuer))

Oscar Acquisition Merger Sub, Inc.

Evraz Group S.A.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

686079104
(CUSIP Number of Class of Securities)

Alexander V. Frolov
Chairman of the Board of Directors
Evraz Group S.A.
1 Allée Scheffer
L-2520 Luxembourg
+7 (495) 232-1370
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
William A. Groll, Esq.
Neil Q. Whoriskey, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,300,201,998	$246,122

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 36,366,830 shares of common stock, par value $0.01 per share, of Oregon Steel Mills, Inc. outstanding on a fully diluted basis, consisting of: (a) 35,818,848 shares of common stock issued and outstanding, (b) 156,911 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, (c) 15,591 shares of common stock subject to lapse or vesting restrictions and (d) 375,480 shares of common stock underlying other outstanding equity awards and (ii) the tender offer price of $63.25 per share of common stock.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.000107.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $246,122	Filing Party: Oscar Acquisition Merger Sub, Inc. and Evraz Group S.A.
Form or Registration No.: Schedule TO-T	Date Filed: November 30, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

        This Amendment No. 6 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the United States Securities and Exchange Commission on November 30, 2006, as amended on December 5, 2006, December 11, 2006, December 22, 2006, December 28, 2006 and January 9, 2007 by Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg ("Evraz"), and its wholly owned subsidiary Oscar Acquisition Merger Sub, Inc. ("Purchaser"), a Delaware corporation.

        The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, "Shares"), of Oregon Steel Mills, Inc., a Delaware corporation, at a price of $63.25 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is the final amendment to the Schedule TO and in accordance with Instruction H of the General Instructions to Schedule TO, constitutes Evraz's and Purchaser's disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares Purchaser acquires in the Offer. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

        "Evraz issued a press release on January 12, 2007 announcing that the Offer was successfully completed. Based on information provided by Mellon Investor Services LLC, the depositary for the Offer, as of the expiration of the Offer at 5:00 p.m., New York City time, on January 12, 2007, stockholders of Oregon Steel had tendered into the Offer 32,784,081 Shares, including 2,012,151 Shares delivered pursuant to notices of guaranteed delivery, representing approximately 91.5 percent of the outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.

        "In accordance with the Merger Agreement, Evraz now intends to effect a short-form merger. Pursuant to the Merger Agreement, each Share not accepted for payment in the Offer, other than those as to which holders exercise dissenters' rights and those held by Evraz or Oregon Steel or their respective subsidiaries, will be converted in the Merger into the right to receive $63.25 in cash, without interest and less any required withholding taxes. A copy of the press release is filed as Exhibit (a)(1)(L) hereto and is incorporated herein by reference."

Item 12 Exhibits.

        Item 12 of the Statement is amended and supplemented by adding the following:

        "(a)(1)(L) Press Release issued by Evraz Group S.A. on January 12, 2007."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2007	Evraz Group S.A.
	By:	/s/ Pavel S. Tatyanin Name: Pavel S. Tatyanin Title: Authorized Signatory
Oscar Acquisition Merger Sub, Inc.
	By:	/s/ Timur I. Yanbukhtin Name: Timur I. Yanbukhtin Title: Authorized Signatory

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